SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No._)


                          United Community Banks, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, par value $1 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90984P105

 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 11, 2009
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   90984P105
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) [_]
                                                                 (b) [x]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,919,800

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,919,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,919,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

12.  TYPE OF REPORTING PERSON

      IN

CUSIP No.   90984P105
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) [_]
                                                                 (b) [x]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.   SOLE VOTING POWER

       0

6.   SHARED VOTING POWER

      4,919,800

7.   SOLE DISPOSITIVE POWER

      0

8.   SHARED DISPOSITIVE POWER

      4,919,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,919,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

12.  TYPE OF REPORTING PERSON

     IA

CUSIP No.   90984P105
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.   SOLE VOTING POWER

       0

6.   SHARED VOTING POWER

     4,749,029

7.   SOLE DISPOSITIVE POWER

      0

8.   SHARED DISPOSITIVE POWER

     4,749,029

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,749,029

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   90984P105
            ---------------------

Item 1(a).  Name of Issuer:

            United Community Banks, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            125 Highway 515
            Blairsville, Georgia 30512
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

            Ronald E. Gutfleish
            Elm Ridge Capital Management, LLC
            Elm Ridge Offshore Master Fund, Ltd.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Ronald E. Gutfleish
            c/o Elm Ridge Capital Management, LLC
            3 West Main Street, 3rd Floor
            Irvington, NY 10533

            Elm Ridge Capital Management, LLC
            3 West Main Street, 3rd Floor
            Irvington, NY 10533

            Elm Ridge Offshore Master Fund, Ltd.
            c/o Goldman Sachs (Cayman) Trust, Limited
            P.O. Box 896
            Harbour Centre, 2nd Floor
            George Town, Grand Cayman
            Cayman Islands
            --------------------------------------------------------------------

Item 2(c).  Citizenship

            Ronald E. Gutfleish - United States
            Elm Ridge Capital Management, LLC - Delaware limited liability company
            Elm Ridge Offshore Master Fund, Ltd. - Cayman Islands exempted company

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $1 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            90984P105
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)   [_]  Broker or dealer registered under Section 15 of the Exchange
                Act.

     (b)   [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)   [_]  Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

     (d)   [_]  Investment company registered under Section 8 of the
                Investment Company Act.

     (e)   [_]  An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)   [_]  An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)   [_]  A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)   [_]  A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;

     (i)   [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          Ronald E. Gutfleish                       4,919,800  shares
          Elm Ridge Capital Management, LLC         4,919,800  shares
          Elm Ridge Offshore Master Fund, Ltd.      4,749,029  shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Ronald E. Gutfleish                       5.2%
          Elm Ridge Capital Management, LLC         5.2%
          Elm Ridge Offshore Master Fund, Ltd.      5.1%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote

                     Ronald E. Gutfleish                    0 shares
                     Elm Ridge Capital Management, LLC      0 shares
                     Elm Ridge Offshore Master Fund, Ltd.   0 shares
          ---------------------------------------------------------------------,


          (ii)   Shared power to vote or to direct the vote

                     Ronald E. Gutfleish                    4,919,800  shares
                     Elm Ridge Capital Management, LLC      4,919,800  shares
                     Elm Ridge Offshore Master Fund, Ltd.   4,749,029  shares
          ---------------------------------------------------------------------,

          (iii)  Sole power to dispose or to direct the disposition of

                     Ronald E. Gutfleish                    0 shares
                     Elm Ridge Capital Management, LLC      0 shares
                     Elm Ridge Offshore Master Fund, Ltd.   0 shares
-------------------------------------------------------------------------------,

          (iv)   Shared power to dispose or to direct the disposition of

                     Ronald E. Gutfleish                    4,919,800  shares
                     Elm Ridge Capital Management, LLC      4,919,800  shares
                     Elm Ridge Offshore Master Fund, Ltd.   4,749,029  shares
-------------------------------------------------------------------------------,

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    December 21, 2009
                                    ----------------------------------------
                                     (Date)


                                    Ronald E. Gutfleish*

                                    /s/ Ronald E. Gutfleish
                                    ----------------------------------------


                                    Elm Ridge Capital Management, LLC*

                                    BY: /s/ Ronald E. Gutfleish
                                    ----------------------------------------
                                    Name:  Ronald E. Gutfleish
                                    Title: Managing Member

                                    Elm Ridge Offshore Master Fund, Ltd.*

                                    BY: /s/ Ronald E. Gutfleish
                                    ----------------------------------------
                                    Name:  Ronald E. Gutfleish
                                    Title: Portfolio Manager

* The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their pecuniary interests therein.

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated December 21, 2009 relating to the Common Stock of United Community Banks, Inc. shall be filed on behalf of the undersigned.


                                    December 21, 2009
                                    ----------------------------------------
                                    (Date)


                                    Ronald E. Gutfleish*

                                    /s/ Ronald E. Gutfleish
                                    ----------------------------------------


                                    Elm Ridge Capital Management, LLC*

                                    BY: /s/ Ronald E. Gutfleish
                                    ----------------------------------------
                                    Name: Ronald E. Gutfleish
                                    Title: Managing Member

                                    Elm Ridge Offshore Master Fund, Ltd.*

                                    BY: /s/ Ronald E. Gutfleish
                                    ----------------------------------------
                                    Name: Ronald E. Gutfleish
                                    Title: Portfolio Manager

* The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their pecuniary interests therein.




SK 03563 0004 1057095